May 1, 2026

VIA EDGAR

Re:	Cintas Corporation Registration Statement on Form S-4 File No. 333-295330

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cintas Corporation (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-295330), as amended (the “Registration Statement”), to 5:30 p.m. Eastern Time on May 6, 2026 or as soon as practicable thereafter.

The Company hereby authorizes James P. Dougherty of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact James P. Dougherty at (212) 450-4330 or james.dougherty@davispolk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Dougherty when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours, CINTAS CORPORATION

By:	/s/ Scott Garula
Name:	Scott Garula
Title:	Executive Vice President & Chief Financial Officer

cc:	James P. Dougherty, Davis Polk & Wardwell LLP
Shanu Bajaj, Davis Polk & Wardwell LLP